

SECURITIES AND EXCHANGE COMMISSION

02006247

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AlterNet Securities, Inc.

Official Use Only
Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Madison Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone — (212) 444 - 6269
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if *individual, state last, first, middle name*)

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of Information contained In this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Angelo Bulone swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AlterNet Securities, Inc. , as of December 31, 2001 , are true and correct. I further swear (or affirm), that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller

Title

Notary Public

Notary Public, State of New York
No. 02LE6015037
Qualified in New York County
Commission Expires Nov. 9, 2002

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***


KPMG


MAR 0 1 2002

ALTERNET SECURITIES, INC.

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Statement of Financial Condition
December 31, 2001

(With Independent Auditors' Report Thereon)



345 Park Avenue
New York, NY 10154


RECEIVED
MAR 0 1 2002
143

INDEPENDENT AUDITORS' REPORT

Board of Directors
AlterNet Securities, Inc.:

We have audited the accompanying statement of financial condition of AlterNet Securities, Inc. as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AlterNet Securities, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 17, 2002



ALTERNET SECURITIES, INC.

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$	1,108,240
Securities owned, at fair value		72,100
Receivable from brokers, dealers and other		217,574
Due from affiliate		273,090
Premises and equipment, net		2,119
Other assets		8,112
Total assets	$	1,681,235

Liabilities and Stockholder's Equity

Liabilities:		
Payable to brokers, dealers and other	$	7,123
Software royalties payable		104,598
Due to affiliate		89,648
Income taxes payable		143,438
Total liabilities	$	344,807
Commitments and contingencies		
Stockholder's equity:		
Common stock, par value $0.01; shares authorized, issued and outstanding: 1,000		10
Additional paid-in capital		1,000,000
Retained earnings		336,418
Total stockholder's equity		1,336,428
Total liabilities and stockholder's equity	$	1,681,235

See accompanying notes to the statement of financial condition.

ALTERNET SECURITIES, INC.

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2001

(1) Organization and Basis of Presentation

AlterNet Securities, Inc. (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly owned subsidiary of Investment Technology Group, Inc. ("Parent"). The statement of financial condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

The Company provides broker-dealers an opportunity to facilitate securities transactions using POSIT® (a registered service mark of the POSIT Joint Venture), an electronic stock crossing system, which provides liquidity, confidentiality and low transaction costs.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision k (2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are part of the cash management activities of the Company.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, securities owned and certain receivables, are carried at fair value or contracted amounts which approximate fair value due to the short period to maturity. Similarly, liabilities are carried at amounts approximating fair value.

Securities Transactions

Receivable from brokers, dealers and other consists of commissions receivable from securities transactions. Transactions in securities are recorded on a trade-date basis.

Securities owned, at fair value consisted of common stock and warrants at December 31, 2001.

Income Taxes

The Company is included in the consolidated Federal, state and local income tax returns of its Parent. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis.

Income taxes are accounted for on the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Depreciation

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which are generally three to five years. At December 31, 2001, accumulated depreciation was $4,815.

(3) Income Taxes

The Company accounts for income taxes on a separate-return basis. For the year ended December 31, 2001, the Company's operations were included in the consolidated federal income tax return of the Parent. Income taxes payable reflected on the statement of financial condition is payable to the Parent.

(4) Employee Benefit Plans

All employees of the Company are included within the benefit plans of the Parent or ITG Inc., a subsidiary of the Parent.

At December 31, 2001, the Parent had a non-compensatory stock option plan for employees of the Company. Under the Amended and Restated 1994 Stock Option and Long-term Incentive Plan (the "1994 Plan"), non-compensatory options to purchase 9,485,084 shares of the Parent's common stock are reserved for issuance. The majority of the options will vest in one-third increments on the first, second, and third anniversaries of the date the options were priced. Shares of common stock, which are attributable to awards, which have expired, terminated or been canceled or forfeited during any calendar year, are generally available for issuance or use in connection with future awards during such calendar year. Options that have been granted under the 1994 Plan are exercisable on dates ranging from June 1997 to January 2010. The 1994 Plan will remain in effect until March 31, 2007, unless terminated earlier by the Board of Directors of the Parent. After this date, no further stock options shall be granted, but previously granted stock options shall remain outstanding in accordance with their applicable terms and conditions, as stated in the 1994 Plan.

Effective January 1, 1999, all employees employed as of that date were immediately eligible to participate in the Parent's retirement savings plan and the Parent's money purchase pension plan (the "Plans"). These Plans include all eligible compensation (base salary, bonus, commissions, options and overtime) up to the Internal Revenue Service annual maximum, or $170,000 for the year ended December 31, 2001. The Plans' features include a guaranteed Company contribution of 3% of eligible pay to be made to all eligible employees regardless of participation in the Plans, a discretionary Company contribution based on the Parent's total profits between 0% and 8% of eligible compensation regardless of participation in the Plans and a Company matching contribution of 66-2/3% of voluntary employee contributions up to a maximum of 6% of eligible compensation per year.

Effective January 1, 1998, selected members of senior management and key employees participated in the Stock Unit Award Program ("SUA"), a mandatory tax-deferred compensation program established under the Amended and Restated 1994 Stock Option and Long-term Incentive Plan. Under the SUA, selected participants of the Company are required to defer receipt of (and thus defer taxation on) a graduated portion of their total cash compensation for units representing common stock equal in value to 115% of the compensation deferred. Each participant is automatically granted units, as of the last day of each calendar quarter based on participant's actual or assigned compensation reduction. The units are at all times fully vested and non-forfeitable. The units are to be settled on or after the third anniversary of the date of grant. For the year ended December 31, 2001, 491 shares of common stock of the Parent were issued to employees of the Company.

In November 1997, the Board of Directors of the Parent approved the ITG Employee Stock Purchase Plan ("ESPP"). The ESPP became effective February 1, 1998 and allows all full-time employees to purchase the Parent's Common Stock at a 15% discount through automatic payroll deductions. The ITG ESPP is qualified as an employee stock purchase plan under Section 423 of the Internal Revenue Code.

(5) Related Party Transactions

Pursuant to a service agreement with ITG Inc., certain securities trading services, administrative services, and the use of certain office space in connection with the Company's operations are provided.

The Company has entered into an Intangible Property License Agreement with an affiliate, ITG Software, Inc.

In the normal course of business, the Parent and/or ITG Inc. may receive and disburse cash on behalf of the Company. This activity is reflected in due from and to affiliate in the accompanying statement of financial condition.

(6) Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company is involved in the execution of various institutional customer securities transactions. Securities transactions are subject to the credit risk of counter party or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect on the Company's financial statements. It is also the Company's policy to review, as necessary, the credit worthiness of each counter party and customer.

(7) Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2001, the Company had net capital of $951,303, which was $851,303 in excess of required net capital. The Company's ratio of aggregate indebtedness to net capital ratio was 0.36 to 1.



345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
AlterNet Securities, Inc.:

In planning and performing our audit of the statement of financial condition of AlterNet Securities, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.





Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD Regulation, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 17, 2002